Exhibit 99.1

Silvercorp Metals Inc.

Suite 1750 – 1066 West Hastings St.
Vancouver, BC, Canada V6E 3X1
Tel: 604-669-9397
Fax: 604-669-9387

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE American: SVM

SILVERCORP REPORTS INCREASED RESERVES AND RESOURCES AT THE GC MINE

VANCOUVER, British Columbia – September 3, 2019 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report the results of an updated National Instrument 43-101 Technical Report with an effective date of June 30, 2019 (Mineral Resources and Mineral Reserves effective December 31, 2018), prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) on the Gaocheng silver-zinc-lead property (the “GC Mine”) in Guangdong Province, People’s Republic of China (the “Gaocheng NI 43-101 Technical Report”).

The four authors of the Gaocheng NI 43-101 Technical Report all qualify as independent Qualified Persons. Two of the authors visited the GC Mine in January 2018. AMC examined all aspects of the project, including drill core, underground workings, processing plant and surface infrastructure. The Gaocheng NI 43-101 Technical Report will be made available for review on the SEDAR system and on the Company’s website at www.silvercorp.ca in due course.

Highlights of the Gaocheng NI 43-101 Technical Report

From the start of operations at the GC Mine in 2014 through to December 31, 2018, 1,251,000 tonnes have been mined at average head grades of 96 g/t silver, 1.5% lead and 2.7% zinc.

Despite mine production depletion, there has been a 7% increase in tonnes of Proven and Probable Reserves compared to the Mineral Reserve estimate in the previous Technical Report (effective date of report June 30, 2018).

Based on Proven and Probable Reserves only, the GC Mine has a projected life of mine (LOM) of 12 years through to 2031, at an average annual production rate of approximately 300,000 tonnes, and with average silver equivalent grades1 of approximately 334 g/t for the first six years and then 271 g/t for the remainder of the mine life. The GC Mine also has the potential to extend the LOM beyond 2031, via conversion of existing Mineral Resources to Mineral Reserves, and further exploration and development.

Measured and Indicated Mineral Resource tonnes increased by 42%, which is due to an increase in the number of veins and conversion of Inferred material to a higher classification level. Inferred tonnes have decreased by 3%.

The results of the underground drilling program at the GC Mine show that vein structures are still open at depth.

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1The equivalency formula is Ag g/t + 46.1*Pb% + 42.8*Zn% using prices of $18/oz Ag, $1.00/lb Pb and $1.25/lb Zn, estimated recoveries of 77% Ag, 88% Pb, and 84% Zn, and respective payables of 85%, 90% and 70%.

2018 Mineral Reserve and Mineral Resource Update

Silvercorp completed its first phase of diamond drilling at the GC Mine in 2008. Systematic drilling commenced on the property in 2011 and continued through to 2018. The previous independent Mineral Resource and Mineral Reserve estimates on the property were at December 31, 2017 (Technical Report effective date June 30, 2018). All Silvercorp drilling was completed as NQ-sized core. Drillhole collars were surveyed using a total station and down hole surveys were completed every 50 m downhole. Core recoveries varied between 42% and 100%, averaging 97%.

Mineral Reserves

The Mineral Reserve estimates for the GC Mine were prepared by Silvercorp under the guidance of an independent Qualified Person, Mr. H. A. Smith, P.Eng, of AMC, who takes QP responsibility for those estimates. The assumption has been made that current stoping practices will continue to be employed at the GC Mine, namely predominantly shrinkage stoping (73% of projected LOM) but also with some cut and fill resuing (27% of projected LOM), using hand-held drills and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. Minimum mining widths of 1.0 m for shrinkage and 0.5 m for resuing are assumed.

Average dilution beyond planned mining widths has been estimated at between 13% and 14%, while assumed mining recovery factors are 92% for shrinkage stopes and 95% for resuing stopes.

The Gaocheng NI 43-101 Technical Report defines Mineral Reserves of 3.82 million tonnes in the Proven and Probable categories, grading 95 g/t Ag, 1.5% Pb, and 3.2% Zn, containing 11.7 million ounces of silver, 125 million pounds of lead, and 271 million pounds of zinc. Mineral Reserve tonnes are noted to be 42% of Mineral Resource (Measured plus Indicated) tonnes. Silver, lead, and zinc Mineral Reserve grades are 113%, 125% and 114%, respectively, of the corresponding Measured plus Indicated Mineral Resource grades. Metal content conversions for silver, lead, and zinc from Measured plus Indicated Mineral Resources to Proven plus Probable Mineral Reserves are 48%, 53% and 48%, respectively. Mineral Reserves are detailed in Table 1 below.

Table 1 GC Mine - Mineral Reserves

Reserve	Tonnes	Ag	Pb	Zn	Contained metal
classification	(kt)	(g/t)	(%)	(%)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)
Proven	1,865	94	1.6	3.5	5,611	65	142
Probable	1,955	96	1.4	3.0	6,064	60	129
Proven and Probable	3,820	95	1.5	3.2	11,675	125	271

Notes to Mineral Reserve Statement:
Full breakeven cut-off grades: Shrinkage = 200 g/t AgEq: Resuing = 245 g/t AgEq.
Marginal material cut-off grade: Shrinkage = 160 g/t AgEq; Resuing = 205 g/t AgEq.
Dilution (zero grade) assumed as a minimum of 0.1 m on each wall of a shrinkage stope and 0.05 m on each wall of a resuing stope.
Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.
Metal prices: Silver US$18/troy oz, lead US$1.00/lb, zinc US$1.25/lb, with respective payables of 85%, 90% and 70%.
Processing recovery factors: Ag – 77%, Pb - 88%, Zn – 84%.
Effective date December 31, 2018.
Exchange rate assumed is RMB 6.50: US$1.00.
Rounding of some figures may lead to minor discrepancies in totals.

Mineral Reserve cut-off grade and key estimation parameters are shown in Table 2 below.

Table 2 Mineral Reserve Cut-off Grades and Key Estimation Parameters

Item	GC Mine
Foreign exchange rate (RMB:US$)	6.5	6.5
	Shrinkage	Resuing
Operating costs
Mining cost (includes development & exploration) ($/t)	35.39	53.29
Milling cost ($/t)	15.06	15.06
G&A and product selling cost ($/t)	6.82	6.82
Sustaining & non-sustaining capital ($/t)	6.33	6.33
Mineral Resources tax, etc. ($/t)	6.90	6.90
Total operating costs (US$/t)	70.50	88.40
Mining recovery (%)	92	95
Mill recoveries
Ag (%)	77	77
Pb (%)	88	88
Zn (%)	84	84
Breakeven COG (AgEq g/t)	200	245

Metal price assumptions: Ag $18/oz; Pb $1.00/lb; Zn $1.25/lb; respective payables of 85%, 90%, and 70%.

Mineral Resources:

The Mineral Resource estimates for the GC Mine were prepared by Mr Shoupu Xiang, Resource Geologist of Silvercorp, and were reviewed by an independent Qualified Person, Ms. Dinara Nussipakynova, P.Geo of AMC, who takes responsibility for the estimates. Resources were estimated using a block modelling approach, with MicromineTM software. Interpolation was carried out using inverse distance cubed (ID3) for all the veins. Estimates were made for a total of 110 mineralized vein structures for the GC Mine.

The Mineral Resources are reported above a cut-off of 100 g/t silver equivalent (AgEq). Cut-off grades are based on in situ values in AgEq terms in grams per tonne (after application of mining recovery and payable values) and incorporate all mining and processing costs (no capital, G&A, or exploration drilling and tunnelling costs) provided by Silvercorp and reviewed by AMC.

Mineral Resources at December 31, 2018 total 9.1 million tonnes (inclusive of Mineral Reserves) in the Measured and Indicated categories, grading 84 g/t Ag, 1.2% Pb, and 2.8% Zn, containing approximately 24.5 million ounces of silver, 233 million pounds of lead, and 564 million pounds of zinc and are detailed in Table 3 below.

Table 3 GC Mine - Measured & Indicated Resources (Inclusive of Mineral Reserves), and Inferred Mineral Resources

Resource classification	Tonnes (Mt)	Ag (g/t)	Pb (%)	Zn (%)	Contained metal
					Ag (koz)	Pb (Mlbs)	Zn (Mlbs)
Measured	3.366	96	1.4	3.3	10,350	107	246
Indicated	5.686	77	1.0	2.5	14,155	126	318
Measured and Indicated	9.052	84	1.2	2.8	24,505	233	564
Inferred	7.245	91	1.0	2.4	21,167	166	391

Notes: CIM Definition standards (2014) were used for reporting the Mineral Resources
Mineral Resources are reported at a cut-off grade of 100 g/t AgEq
The equivalency formula is Ag g/t+46.1*Pb% + 42.8*Zn% using prices of $18/oz Ag, $1.00/lb Pb and $1.25/lb Zn and estimated recoveries of 77% Ag, 88% Pb, and 84% Zn.
Sample results up to 31 December 2018.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
The numbers may not compute exactly due to rounding.
Source: Silvercorp, reproduced as a check by AMC Mining Consultants (Canada) Ltd.

Qualified Persons

D. B. Nussipakynova, P.Geo., H. A. Smith, P.Eng., A. Riles, MAIG and P. R. Stephenson, P.Geo. of AMC Mining Consultants (Canada) Ltd. are Qualified Persons as defined by National Instrument 43-101. D. B. Nussipakynova, H. A. Smith, P. R. Stephenson and A. Riles have reviewed and consented to this press release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.